Exhibit 99.1

181 University Ave., Suite 2000
Toronto, ON M5H 3M7
Tel: 416.703-6298
Fax: 416-703-7764

NEWS RELEASE

LAKE SHORE REPORTS EXTENSIONS OF GOLD MINERALIZATION ALONG STRIKE AND TO DEPTH AT GOLD RIVER TREND PROJECT

•             Deep Drilling at North Porphyry/4800 Zones intersects multiple zones of mineralization up to 450 metres below current resource (840 meters below surface)

•             4.22 gpt over 16.00m, 72.84 gpt over 1.60m, including 116.50 gpt over 1.00m, 8.80 gpt over 5.60m, including 16.09 gpt over 2.80m, 11.39 gpt over 1.50m, 7.39 gpt over 3.00m, including 17.75 gpt over 1.90m, 9.64 gpt over 1.90m and 7.68 gpt over 4.50m

•             Near surface drilling at North Porphyry/4800 Zones confirms and extends mineralization between existing resource blocks

•             254.00 gpt over 1.60m, 11.63 gpt over 2.30m, 1.58 gpt over 18.30m, including 6.00 gpt over 3.20m, 2.10 gpt over 10.30m, including 11.26 gpt over 1.30, and 10.30 gpt over 1.30m

•             Drilling to the east extends mineralization 300 metres from limit of current resource, potential to extend structure a further 1.8 km eastwards and to depth considered excellent

•             1.87 gpt over 17.75 m, including 18.93 gpt over 1.20m, 2.04 gpt over 19.80m and 7.82 gpt over 2.50m.

•             Drilling near Fold Nose and Kapika Zone intersects broad mineralized zones up to 350 metres northwest of current resource

•             4.86 gpt over 8.50m, including 11.28 gpt over 3.00m and 13.40 gpt over 3.20m, 2.34 gpt over 20.40m, including 4.15 gpt over 8.40m, 13.25 gpt over 0.90m and 1.54 gpt over 13.20m

•             Work commenced on new National Instrument (“NI”) 43-101 report for update to mineral resources, completion planned for first quarter of 2012

Toronto, Ontario (August 30, 2011) — Lake Shore Gold Corp. (LSG-TSX) (“Lake Shore Gold” or the “Company”) today announced results from an additional 45 holes (6 abandoned) in 18,965 metres of drilling completed as part of the 2011 drill program at the Company’s 100 percent owned Thorne property, which overlies the Gold River Trend. The Gold River Trend is a major alteration and deformation structure, located approximately 3 km south of the Company’s Thunder Creek deposit which has been traced for a minimum strike length of 3.5 kilometres. Current NI 43-101 compliant inferred resources at the property are listed at approximately 4 million tonnes, grading approximately 3.00 gpt (400,000 ounces). The current drill program is focused on the Gold River East area and is designed to infill and expand previously defined zones in preparation for a new NI 43-101 resource update scheduled for the first quarter of 2012.

Tony Makuch, President and CEO of Lake Shore Gold, commented: “Today’s results continue to demonstrate the strong exploration potential of the Gold River Trend and its ability to contribute substantial new resources to our portfolio. As a result of recent drilling, the mineralization has been confirmed near surface, with widths and grades which are similar or better than obtained by previous operators, and has also been successfully extended along strike and to a depth of 850 metres, with the mineralization remaining open. Based on drill results to date, we have excellent potential to add new open pit and shallow depth underground resources which will greatly enhance our growth strategy in the Timmins area. We look forward to completing our 2011 drill program and to updating our NI 43-101 resource by early next year.”

Drilling included 24 holes designed to test the North Porphyry/4800 Zone both near surface and to depth. Ten (10) of the new holes in this area targeted a 350 metre strike length of the Zone between 400 and 840 metres below surface.  Results of the program were very successful and indicated the downward continuation of a broad envelope of strong hydrothermal alteration measuring up to 150 metres wide, as well as the presence of multiple high-grade structures extending to a minimum 840 metres below surface and 450 metres below the current resource. Among significant results are 4.22 gpt over 16.00m, 72.84 gpt over 1.60m, including 116.50m over 1.00m and 27.30 gpt over 1.00m in TH-11-65A, 8.80 gpt over 5.60m, including 16.09 gpt over 2.80m, 11.39 gpt over 1.50m, 11.45 gpt over 0.50m in TH-11-65B, 9.64 gpt over 1.90m, 7.39 gpt over 3.00m and 3.13 gpt over 1.60m in TH-11-75A, 10.59 gpt over 1.50m in TH-11-80, 7.68gpt over 4.50m in TH-11-98 and 3.26 gpt over 2.45m and 3.50 gpt over 2.90m in TH-11-94A.

Another 14 holes at the North Porphyry/4800 Zone were designed to infill and expand mineralization near surface and between existing resource blocks.  As with deeper drilling, the results were very successful and indicated a combination of broad zones containing multiple higher-grade structures. Significant intersections are 254.00 gpt over 1.60m, including 1,350.00 gpt over 0.30m in TH-11-113, 11.63 gpt over 2.30m in TH-11-92, 1.58 gpt over 18.30m, including 6.00 gpt over 3.20m in TH-11-87, 2.10 gpt over 10.30m, including 11.26 gpt over 1.30m in TH-11-76, 1.84 gpt over 7.60m and 10.70 gpt over 1.00m in TH-11-77 and 10.30 gpt over 1.30m in TH-11-72.

Drilling also included eight exploratory holes to test areas up to 300 metres east of the current NI 43-101 resource where little previous drilling had been completed.  Results of the drilling were very positive and intersected favourable structure and alteration at shallow depths with key intersects including 1.87 gpt over 17.75m, including 18.93 gpt over 1.20m and 7.64 gpt over 1.60m in TH-11-96, 2.04 gpt over 19.80m, including 9.55 gpt over 1.00m and 7.82 gpt over 2.50m in TH-11-85. Current interpretations suggest the mineralized zones in the new holes line up well with those in the resource blocks and represent a 300 metre extension of the Gold River East trend. The structure remains open to the east and on LSG ground for a minimum of 1.8 kms, as well as to depth.

Six holes were also completed in the Kapika Zone and Fold Nose areas. The two holes on the Kapika Zone were designed to test mineralization 350 metre northwest of the Fold Nose resource and within 200 metres of surface. These holes continued to show positive results. Among key intersections in the Kapika Zone are 2.34 gpt over 20.40m, including 4.15 gpt over 8.40m, 13.25 gpt over 0.90m in TH-11-101, as well as 4.86 gpt over 8.50m, including 11.28 gpt over 3.00m and 13.40 gpt over 3.20m in TH-11-100. Intersections in the Fold Nose area include 1.54 gpt over 13.20m in TH-11-105 and 1.17 gpt over 16.0m in TH-11-103.

Drilling is continuing at the Gold River East area with 2 surface drills doing a combination of infill and expansion drilling. Preliminary work has also been initiated on the new NI 43-101 report.

Quality Control

The Qualified Person (“QP”) for Lake Shore Gold’s drill program at the Thorne Property is Jacques Samson, P.Geo. who as QP has prepared or supervised the preparation of the scientific or technical information for the property and verified the data disclosed in this press release. Mr. Samson is an employee of Lake Shore Gold.

Lake Shore Gold has implemented a quality-control program to ensure best practice in the sampling and analysis of the drill core. Assays have been completed using a standard fire assay with a 30-gram aliquot. For samples that return a value greater than ten grams per tonne gold, the sample is fire assayed with a gravimetric finish. Zones with visible gold are tested by pulp metallic analysis. NQ size drill core is saw cut and half the drill core is sampled in standard intervals. The remaining half of the core is stored in a secure location. The drill core is transported in security-sealed bags for preparation at ALS Chemex Prep Lab located in Timmins, Ontario, and the pulps shipped to ALS Chemex Assay Laboratory in Vancouver, B.C. ALS Chemex is an ISO 9001-2000 registered laboratory preparing for ISO 17025 certification.

About Lake Shore Gold

Lake Shore Gold is a rapidly growing mining company with a vision to become a mid-tier gold producer through the successful exploration, development and operation of its properties in the Abitibi Greenstone belt in Northern Ontario and Quebec, starting with its strong base in Timmins, Ontario. In Timmins, the Company is in commercial production at the Timmins Mine, has intersected underground, and is developing along, mineralization at the adjacent Thunder Creek deposit and is advancing an underground advanced exploration program at its Bell Creek Mine. Mine production is delivered to the Company’s wholly owned mill (located on the Bell Creek Property east of Timmins) which has been refurbished and expanded to a current capacity of 2,000 tonnes per day. The Company continues to invest aggressively in exploration in the Timmins Camp and in its other properties in Northern Ontario and Quebec, and owns a large land position in Mexico. The Company’s common shares trade on the TSX under the symbol LSG.

FORWARD-LOOKING STATEMENTS

Certain statements in this press release relating to the Company’s expected production levels, production growth, exploration activities, potential for increasing resources, project expenditures and business plans are “forward-looking statements” or “forward-looking information” within the meaning of certain securities laws, including under the provisions of Canadian provincial securities laws and under the United States Private Securities Litigation Reform Act of 1995 and are referred to herein as “forward-looking statements.” The Company does not intend, and does not assume any obligation, to update these forward-looking statements. These forward-looking statements represent management’s best judgment based on current facts and assumptions that management considers reasonable, including that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts, labour disturbances, interruption in transportation or utilities, or adverse weather conditions, that there are no material unanticipated variations in budgeted costs, that contractors will complete projects according to schedule, and that actual mineralization on properties will be consistent with models and will not be less than identified mineral reserves. The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. In particular, delays in development or mining and fluctuations in the price of gold or in currency markets could prevent the Company from achieving its targets. Readers should not place undue reliance on forward-looking statements. More information about risks and uncertainties affecting the Company and its business is available in the Company’s most recent Annual Information Form and other regulatory filings with the Canadian Securities Administrators, which are posted on sedar at www.sedar.com, or the Company’s most recent Annual Report on Form 40-F and other regulatory filings with the Securities and Exchange Commission.

There is no guarantee that drill results reported in this news release will lead to the identification of a deposit that can be mined economically, and further work is required to identify resources and reserves.

FOR FURTHER INFORMATION PLEASE CONTACT:

Tony Makuch

President & CEO

(416) 703-6298

Email: info@lsgold.com

Mark Utting

Vice-President, Investor Relations

Lake Shore Gold

(416) 703-6298

Email: info@lsgold.com

Website: www.lsgold.com

Thorne Project - Significant Assay Table

Hole	East			Interval	Grade	Target
Number	Nad 83	From	To	(M)	(gpt)	Zone
TH-11-100	460740	53.50	62.00	8.50	4.86	Kapika
	incl.	59.00	62.00	3.00	11.28
		95.00	98.20	3.20	13.40
TH-11-101	460785	41.60	62.00	20.40	2.34	Kapika
	incl.	41.60	50.00	8.40	4.15
		91.40	92.30	0.90	13.25
		154.60	156.00	1.40	4.78
TH-11-103	461020	68.50	84.50	16.00	1.17	Fold Nose
	incl.	78.00	84.50	6.50	1.90
		149.60	150.40	0.80	3.65
TH-11-104	461020	138.50	140.00	1.50	3.37	Fold Nose
TH-11-106	460950	90.60	100.90	10.30	1.34	Fold Nose
	incl.	96.40	97.20	0.80	7.70
TH-11-105	461120	134.70	136.00	1.30	4.33	Fold Nose - deep
		209.20	222.40	13.20	1.54
	incls.	214.00	221.40	7.40	2.26	VG
TH-11-71	461700	122.50	123.00	0.50	3.85	N Porph/4500/4800
		233.10	233.60	0.50	11.30
		328.50	329.00	0.50	4.30
TH-11-72	461760	108.70	110.00	1.30	10.30	N Porph/4500/4800
	incl.	108.70	109.30	0.60	22.20
		166.60	170.10	3.50	1.27
TH-11-76	461760	111.00	112.00	1.00	3.24	N Porph/4500/4800
		153.70	164.00	10.30	2.10
	incl.	153.70	155.00	1.30	11.26
TH-11-77	461760	303.40	311.00	7.60	1.84	N Porph/4500/4800
	incl.	308.00	311.00	3.00	2.45
		337.00	338.00	1.00	10.70
		349.90	353.60	3.70	3.54
TH-11-78	461760	444.00	446.40	2.40	4.15	N Porph/4500/4800
TH-11-84	461860	301.30	302.00	0.70	16.40	N Porph/4500/4800
		438.80	441.00	2.20	2.73
TH-11-87	461700	73.20	91.50	18.30	1.58	N Porph/4500/4800
	incl.	73.20	76.40	3.20	6.00	VG
TH-11-88	461700	72.50	73.40	0.90	13.67	N Porph/4500/4800
		211.40	213.40	2.00	2.48
	incl.	212.50	212.80	0.30	10.85
TH-11-92	461640	132.40	134.70	2.30	11.63	N Porph/4500/4800
	incl.	133.40	134.00	0.60	36.00

Hole	East			Interval	Grade	Target
Number	Nad 83	From	To	(M)	(gpt)	Zone
TH-11-95	461540	140.00	143.00	3.00	3.40	N Porph/4500/4800
	incl.	227.00	228.50	1.50	3.29
TH-11-97	461500	84.00	91.00	7.00	1.77	N Porph/4500/4800
TH-11-99	461480	158.40	159.20	0.80	Pending	N Porph/4500/4800
		249.70	254.00	4.30	4.44
		408.60	408.90	0.30	10.55
TH-11-113	461860	162.90	164.50	1.60	254.00	N Porph/4500/4800
	incl.	163.30	163.60	0.30	1350	VG
TH-11-74	462040	78.00	80.00	2.00	2.37	East Zone (4800-ext)
		251.00	252.00	1.00	4.43
		334.20	335.00	0.80	3.75
TH-11-81	462080	152.75	159.00	6.25	1.52	East Zone (4800-ext)
	incl.	157.30	159.00	1.70	4.12
		181.00	183.80	2.80	2.02
		189.00	191.00	2.00	3.08
TH-11-82	462080	362.70	363.50	0.80	7.99	East Zone (4800-ext)
TH-11-85	462240	224.70	244.50	19.80	2.04	East Zone (4800-ext)
	incl.	224.70	225.50	0.80	9.47
	and incl.	236.00	237.00	1.00	9.55
	and incl.	242.00	244.50	2.50	7.82
TH-11-86	462240	162.40	162.70	0.30	8.54	East Zone (4800-ext)
		206.50	207.70	1.20	3.18
		356.60	357.10	0.50	3.52
TH-11-96	462160	160.25	178.00	17.75	1.87	East Zone (4800-ext)
	incl.	168.30	175.00	6.70	4.35
	and incl.	168.30	169.50	1.20	18.93
		194.40	196.00	1.60	7.64
TH-10-53A	461698	711.50	714.00	2.50	6.11	N Porphyry - deep
	incl.	713.00	714.00	1.00	13.95
		721.00	722.00	1.00	5.00
		790.00	790.95	0.95	3.07
TH-10-65A	461517	599.30	634.00	34.70	2.63	N Porphyry - deep
	incl.	618.00	634.00	16.00	4.22
		660.00	661.00	1.00	27.30
		732.00	732.50	0.50	6.14
		738.00	738.40	0.40	6.12
		743.00	744.60	1.60	72.84	VG
	incl.	743.00	744.00	1.00	116.50

Hole	East			Interval	Grade	Target
Number	Nad 83	From	To	(M)	(gpt)	Zone
TH-10-65B	461517	569.50	572.00	2.50	2.36	N Porphyry - deep
		623.20	628.80	5.60	8.80
	incl.	626.00	628.80	2.80	16.09	VG
		698.00	699.50	1.50	11.39
		757.90	759.30	1.40	4.64
	incl.	758.80	759.30	0.50	11.45
TH-11-75	461600	693.00	694.00	1.00	4.91	N Porphyry - deep
		873.50	874.00	0.50	12.55
TH-11-75A	461600	503.00	503.50	0.50	3.43	N Porphyry - deep
		655.00	656.90	1.90	9.64
		735.00	738.00	3.00	7.39
	incl.	736.00	737.00	1.00	17.75
		796.40	798.00	1.60	3.13
TH-11-80	461700	672.00	673.50	1.50	10.59	N Porphyry - deep
	incl.	672.00	672.50	0.50	30.90
		801.00	801.50	0.50	5.85
TH-11-83	461700	609.70	610.35	0.65	4.28	N Porphyry - deep
		618.00	619.00	1.00	3.03
		656.80	658.00	1.20	5.28
		724.50	725.70	1.20	3.00
TH-11-94A	461449	872.70	875.15	2.45	3.26	N Porphyry - deep
		987.50	990.40	2.90	3.50
TH-11-98	461380	667.50	672.00	4.50	7.68	N Porphyry - deep
		675.00	676.00	1.00	4.50

Notes:

1) Holes TH-10-69 & 70, TH-11-73, TH-11-79, TH-11-93 returned no significant assays.

2) Hole TH-10-67, TH-10-68, TH-11-89, 90, 91, 94 were abandoned due to excessive deviation or drilling issues before reaching any mineralization and returned no significant values.

3)  Assays are reported uncut.

4)  True widths are not reported at this time.

Figure 1.   Location Map

Figure 2.  3D View